EXHIBIT 11.2

Duke Realty Limited Partnership

Ratio of Earnings To Fixed Charges

(In Thousands)

Six Months Ended June 30, 2003

Net income from continuing operations less dividends on preferred equity	$77,002
Loss/(gain) on land and depreciated property sales	(11,146)
Recurring principal amortization	4,654
Interest expense (excludes amortization of deferred financing fees)	65,417
Earnings before debt service	$135,927

Interest expense (excludes amortization of deferred financing fees)	$65,417
Recurring principal amortization	4,654
Total debt service	$70,071

Ratio of earnings to fixed charges	1.94